Exhibit (a)(5)(B)

Tree.com, Inc. Announces Preliminary Results of Tender Offer

CHARLOTTE, N.C., Dec. 20, 2010 /PRNewswire-FirstCall/ — Tree.com, Inc. (Nasdaq: TREE), the parent company of LendingTree, LLC, today announced the preliminary results of its previously announced modified “Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on December 17, 2010.

Based on the preliminary count by BNY Mellon Shareowner Services, the Depositary for the tender offer, Tree.com expects to accept for purchase 312,339 shares of its common stock at a price of $7.75 per share, for an aggregate purchase price of approximately $2.4 million, excluding fees and expenses relating to the tender offer.  These results reflect that a total of 312,339 shares, including shares tendered through notice of guaranteed delivery, were properly tendered and not properly withdrawn at or below $7.75 per share.

The number of shares to be accepted for purchase and the aggregate purchase price are preliminary.  The final number of shares purchased and the final aggregate purchase price will be announced following expiration of the guaranteed delivery period and the completion of the verification process by the Depositary. Payment for the shares accepted by Tree.com for purchase under the tender offer will occur promptly thereafter.

Tree.com expects to have approximately 10.8 million shares of its common stock outstanding as of the time immediately following payment for the accepted shares.

All questions and requests for information about the tender offer should be directed to D.F. King & Co., Inc., the Information Agent for the tender offer, at (800) 967-4612 (toll-free) or (212) 269-5550 (collect).

About Tree.com, Inc.

Tree.com, Inc. (NASDAQ: TREE) is the parent of several brands and businesses that provide information, tools, advice, products and services for critical transactions in our customers’ lives.  Our family of brands includes: LendingTree.com ® , GetSmart.com ® , RealEstate.com ® , DegreeTree.com, HealthTree.com, LendingTreeAutos.com, DoneRight.com and InsuranceTree.com. Together, these brands serve as an ally for consumers who are looking to comparison shop for loans, real estate and other services from multiple businesses and professionals who will compete for their business.

Tree.com, Inc. is the parent company of wholly owned operating subsidiaries:  LendingTree, LLC and Home Loan Center, Inc.  Tree.com, Inc. is headquartered in Charlotte, N.C. and maintains operations solely in the United States.  For more information, please visit www.tree.com.

This press release contains forward-looking statements including statements regarding the intent, belief or current expectations or anticipations of the Company and members of our management team.  Information about potential factors that could affect the Company’s business results and financial condition are set forth under “Forward-Looking Statements” in the Offer to Purchase and “Risk Factors” in our Annual Report on Form 10-K for the period ended December 31, 2009, our Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010, and in our other filings with the Securities and Exchange Commission.  We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence, except as required by law, of unanticipated events or changes to future operating results or expectations.

Contacts:

Investor Relations

877-640-4856

tree.com-investor.relations@tree.com